EXHIBIT 99.1

Equinox Gold Reports Operating Cash Flow of $217 Million in 2020

all financial figures in US dollars, unless otherwise indicated

VANCOUVER, BC, March 3, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to report its unaudited financial and operating results for the fourth quarter and fiscal year ended December 31, 2020.  These results are preliminary and could change based on final audited results.Equinox Gold's 2020 audited consolidated financial statements and accompanying management's discussion and analysis for the three months and year ended December 31, 2020, will be released later this month.

"Equinox Gold's 2020 results reflect delivery on the Company's growth and diversification strategy. Our seven operating mines generated 477,200 ounces of gold and operating cash flow of $217 million in the year, compared to our 2019 production of 201,000 ounces of gold and $60 million in operating cash flow," said Christian Milau, Chief Executive Officer. "Our acquisition of Premier Gold Mines will bring further scale and diversification with the addition of a producing mine in Mexico and a 60% interest in the construction-ready, world-class Hardrock project in Ontario, Canada. With strong cash flow from our operating mines and a healthy balance sheet, Equinox Gold is an excellent position to achieve ambitious goals in 2021 and beyond in terms of gold production and cash flow as we continue to develop our extraordinary pipeline of development and expansion projects."

HIGHLIGHTS FOR THE FULL YEAR 2020

Operational and financial

•	Completed more than 13 million work hours with nine lost-time injuries across all sites
•	Implemented proactive COVID-19 testing and safety protocols to keep the mines operating effectively while protecting the health, safety and economic wellbeing of our workforce and local communities
•	Exceeded revised production guidance with total production of 477,186 ounces ("oz") of gold
•	Mine cash costs of $849 per oz with mine all-in-sustaining costs ("AISC") of $1,027 per oz sold[1,2]
•	Sold 471,786 oz of gold at average realized gold price of $1,783 per oz, generating revenue of $842.5 million
•	Earnings from mine operations of $287.7 million
•	Net income of $22.3 million or $0.10 per share
•	Adjusted net income of $82.7 million or $0.39 per share, after adjusting for non-cash expenses[1,3]
•	Cash flow from operations before changes in working capital of $231.7 million ($216.6 million after changes in working capital)
•	Adjusted EBITDA of $273.8 million[1,3]
•	Expenditures of $76.3 million in sustaining capital and $92.8 million in non-sustaining capital[1]
•	Refinanced debt with low-cost $500 million corporate credit facility
•	Cash and cash equivalents (unrestricted) of $344.9 million at December 31, 2020
•	Net debt of $200.3 million at December 31, 2020 (including $278.9 million of in-the-money convertible notes)[1]

Corporate

•	Completed at-market merger with Leagold Mining, expanding the Company's asset portfolio with four new mines in Mexico and Brazil and a development-stage project in Brazil
•	Announced acquisition of Premier Gold Mines (TSX: PG), which will further increase diversification and scale with the addition of a producing mine in Mexico and a construction-ready project in Ontario, Canada
•	Increased average daily share trading liquidity from C$3 million in 2019 to more than C$40 million in 2020
•	Achieved inclusion in global indices including the GDX, GDXJ, FTSE and S&P/TSX Composites
•	Invested C$10.4 million in Solaris Resources (TSX: SLS) to maintain an approximate 26% interest on a fully diluted basis; current market value of Equinox Gold's basic interest is approximately C$195 million
•	Commenced online Environmental, Social and Governance ("ESG") quarterly reporting
•	Increased technical expertise, governance oversight and diversity with Board and management appointments

Construction, development and exploration

•	Completed construction and commissioning of Castle Mountain Phase 1 Mine with no lost-time incidents and achieved commercial production on November 21, 2020
•	Increased Mesquite Mineral Reserves by 28% and Measured & Indicated Mineral Resources by 94%
•	Extended mine life at Mesquite, Aurizona and Fazenda with exploration success
•	Completed maiden Indicated Resource for Tatajuba deposit at Aurizona
•	Completed a positive PEA[4] for potential Aurizona underground development showing 740,500 oz of gold production over a 10-year mine life, an after-tax NPV5% of $288 million and an IRR of 38% at $1,620/oz gold
•	Completed 23,916 metres of deep drilling and advanced technical studies to support a prefeasibility study for potential Aurizona underground development
•	Completed a positive feasibility study for Santa Luz showing 903,000 oz of gold production over an initial 9.5-year mine life, an after-tax NPV5% of $362 million and an IRR of 67% at $1,600/oz gold
•	Commenced construction at Santa Luz in Q4 2020
•	Advanced Los Filos optimization study for new carbon-in-leach plant, heap leach expansion, updated mine planning and a Mineral Reserve and Mineral Resource update; targeted for completion in H1 2021

FINANCIAL & OPERATING HIGHLIGHTS FOR Q4 2020

•	Completed more than 2.9 million work hours with one lost-time injury across all sites
•	Produced 136,352 oz of gold and sold 134,895 oz of gold, generating revenue of $252.6 million
•	Mine cash costs of $848 per oz and AISC of $1,093 per oz1,2
•	Earnings from mine operations of $95.3 million
•	Net income of $89.4 million or $0.37 per share
•	Adjusted net income of $33.9 million or $0.14 per share, after adjusting for non-cash expenses[1,5]
•	Cash flow from operations before changes in working capital of $86.7 million ($83.0 million after changes in working capital)
•	Adjusted EBITDA of $79.4 million[1,5]
•	Expenditures of $31.5 million in sustaining capital and $17.3 million in non-sustaining capital[1]
_________________________________
1.	Mine cash cost per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
2.	Consolidated AISC/oz excludes corporate general and administration expenses.
3.	Primary adjustments for full-year 2020 were $29.9 million loss on the change in fair value of warrants, $14.1 million unrealized loss on the change in fair value of foreign exchange contracts and $12.9 million unrealized loss on the change in fair value of gold collars and forward contracts.
4.	The Preliminary Economic Assessment ("PEA") is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.
5.	Primary adjustments during Q4 2020 were $17.4 million unrealized gain on the change in fair value of warrants, $11.1 million unrealized gain on the change in fair value of foreign exchange contracts, $11.2 million unrealized gain on the change in fair value of gold collars and forward contracts and $18.5 million unrealized gain on foreign exchange recognized within deferred tax expense.

RECENT DEVELOPMENTS

•	Provided 2021 production and cost guidance of 600,000 to 665,000 oz of gold at mine cash costs of $940 to $1,000 per oz and AISC of $1,190 to $1,275 per oz
•	Gold production is expected to increase (and AISC decrease) each quarter during the year, with approximately 30% of production occurring in Q4 2021
•	Announced positive drill results from Piaba Underground and Genipapo targets at Aurizona
•	Santa Luz construction more than 25% complete and on schedule for first gold pour in Q1 2022
•	Announced agreement with Orion Mine Finance Group to acquire an additional 10% of the Hardrock Project in Ontario, Canada, bringing the Company's total interest to 60% following completion of the Premier acquisition (through which the Company will acquire Premier's 50% interest in Hardrock)
•	Premier acquisition expected to close in March 2021, and the additional 10% of Hardrock shortly thereafter
•	Premier securityholders approved the acquisition on February 23, 2021
•	Require Mexican Comisión Federal de Comptetencia Económica anti-trust clearance decision and other regulatory approvals

Further to the Company's news release on December 16, 2020, Equinox Gold plans to complete a non-brokered private placement of subscription receipts at a price of C$10.00 per subscription receipt for gross proceeds of C$75 million. The private placement is fully underwritten by the Company's Chairman, Ross Beaty, and other insiders of Equinox Gold will also be participating in the financing. Each subscription receipt will entitle the holder to receive one common share of Equinox Gold on satisfaction of certain conditions, including completing the Premier Gold acquisition. The financing is subject to completion of definitive documentation, customary closing conditions and regulatory approvals, including the approval of the Toronto Stock Exchange for the pricing and other terms of the financing.

CONFERENCE CALL AND WEBCAST

Equinox Gold will host a conference call and webcast on Thursday, March 4, 2021, commencing at 7:00 am PT (10:00 am ET) to discuss the Company's fourth quarter and full-year 2020 results and upcoming milestones. All participants will have the opportunity to ask questions of Equinox Gold's CEO and executive team. The webcast will be archived on Equinox Gold's website until September 4, 2021.

Conference call
Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast
Login at www.equinoxgold.com

CONSOLIDATED RESULTS
	December 31, 2020		December 31, 2019
Basic weighted average shares during period	212,487,729		112,001,484
Shares outstanding end of period	242,354,406		113,452,363

		Three months ended		Year ended
	Unit	Dec 31, 2020(1)	Dec 31, 2019	Dec 31, 2020(1)	Dec 31, 2019
Operating Data
Gold produced(2)	oz	136,352	80,176	477,186	201,017
Gold sold	oz	134,895	80,330	471,786	196,803
Average realized gold price	$/oz	1,871	1,482	1,783	1,431
Mine cash cost per oz sold	$/oz	848	768	849	807
Mine AISC per oz sold(3,4)	oz	1,093	856	1,027	929
Financial Data
Revenue	M$	252.6	119.0	842.5	281.7
Earnings from mine operations	M$	95.3	38.5	287.7	83.9
Net income (loss)	M$	89.4	(8.5)	22.3	(20.3)
Earnings (loss) per share	$/share	0.37	(0.08)	0.10	(0.16)
Adjusted EBITDA(4)	M$	79.4	44.6	273.8	96.5
Adjusted net income(4)	M$	33.9	20.5	82.7	37.5
Adjusted EPS(4)	$/share	0.14	0.18	0.39	0.34
Balance Sheet and Cash Flow Data
Cash and cash equivalents (unrestricted)	M$	344.9	67.7	344.9	67.7
Net debt(4)	M$	200.3	196.3	200.3	196.3
Operating cash flow before changes in
working capital	M$	86.7	36.2	231.7	76.1

1.	At December 31, 2020, the Company adjusted the fair value of heap leach inventory to reflect an updated estimate of conversion costs for heap leach inventory and forward gold prices as of the acquisition date, resulting in a net increase to heap leach inventories, including reprocess material of approximately $10.7 million. The Company has updated financial results for the periods impacted.
2.	For the year ended December 31, 2020, includes 1,523 oz of gold produced at Castle Mountain during ramp-up and commissioning. For the year ended December 31, 2019, includes 6,076 oz of gold produced at Aurizona during ramp-up and commissioning.
3.	Consolidated mine AISC per oz sold excludes corporate general and administration expenses.
4.	AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

CONSOLIDATED 2020 RESULTS COMPARED TO 2020 FORECAST

	2020 Actuals	Guidance Range
Gold production (oz)[1]	477,186	425,000 - 465,000
AISC ($/oz)[2,3]	$1,027	$975 - $1,025
Sustaining capital (M$)[3]	$77	$90
Non-sustaining capital (M$)[3]	$93	$144

1.	Production and costs attributable to Equinox Gold post completion of the Leagold merger on March 10, 2020. Includes 1,523 oz of gold produced at Castle Mountain during ramp-up and commissioning.
2.	AISC per oz sold excludes corporate general and administration expenses.
3.	AISC per oz sold, sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Guidance was updated on August 10 primarily to reflect the effect of government-mandated temporary suspensions related to COVID-19 and revised on November 9 to reflect the effect of the Los Filos blockade, which was removed in December.

Capital expenditures were lower than planned for the year, primarily due to the suspension of mining and development activities at Los Filos as the result of a community blockade and the deferral of certain expenditures as the result of COVID-19 restrictions.

2021 OUTLOOK

On February 9, 2021, the Company announced 2021 production guidance of 600,000 to 665,000 oz of gold, an approximate 33% increase over the Company's 2020 full-year production. Cost guidance includes cash costs of $940 to $1,000 per oz of gold sold and AISC of $1,190 to $1,275 per oz of gold sold. The Company may revise guidance during the year to reflect changes to expected results.

Consolidated gold production is expected to increase quarter-over-quarter during the year, with the fourth quarter benefiting from higher-grade ore at both Los Filos and Mesquite. Cash costs for 2021 reflect the lower grades mined at Los Filos for the first half of the year until the Guadalupe stripping program and Bermejal underground development are complete, providing access to higher-grade ore. Bermejal underground development will not commence, however, until successful resolution of an amended community support agreement with the Carizalillo community. AISC in 2021 reflect significant development and stripping campaigns at Los Filos, Mesquite and Aurizona to access higher-grade ore, which will boost production and reduce costs in the second half of the year.

The Company is investing significantly in its projects in 2021, setting the foundation for lower-cost, longer-life mines and substantial production growth going forward. The Company has budgeted $178 million in sustaining capital for 2021 (including some capital carried over from 2020), compared to the total spend in 2020 of $76.3 million. The Company is also undertaking meaningful growth projects in 2021, including construction of the Santa Luz mine, advancing expansion projects at the Los Filos mine, completing a pit expansion at the RDM mine and significant exploration programs focused on mine life extension. The Company has budgeted $249 million in non-sustaining growth capital for 2021, compared to $92.8 million in 2020.

The Company expects to complete the Premier Gold acquisition in March 2021. Guidance will be updated following completion of the acquisition to include the producing Mercedes Mine in Mexico and to reflect expenditures associated with construction of the Hardrock Mine in Ontario, Canada, which is expected to commence in Q4 2021 as Santa Luz construction is nearing completion.

OPERATING & FINANCIAL RESULTS BY MINE

Mesquite Gold Mine, California, USA
		Three months ended			Year ended
Operating Data	Unit	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019
Ore mined and stacked on leach pad	kt	3,498	4,350	5,547	17,351	25,221
Waste mined	kt	8,487	8,163	8,403	30,782	32,925
Open pit strip ratio	w:o	2.43	1.88	1.52	1.77	1.31
Average gold grade stacked to leach pad	g/t	0.72	0.57	0.31	0.48	0.32
Gold produced	oz	33,717	31,024	40,321	141,270	125,736
Gold sold	oz	33,032	31,419	41,316	139,872	126,724
Financial Data
Revenue	M$	61.5	59.6	61.2	245.9	178.2
Cash costs(1)	M$	29.5	28.8	35.4	125.8	108.3
Sustaining capital(1)	M$	10.5	7.4	0.8	24.1	7.0
Reclamation expenses	M$	0.4	0.6	0.8	2.8	2.6
Total AISC(1)	M$	40.5	36.8	37.0	152.6	117.9
AISC contribution margin(1)	M$	21.0	22.8	24.1	93.3	60.3
Non-sustaining capital(1)	M$	(0.6)	(1.8)	(2.0)	(9.2)	(8.6)
Mine free cash flow(1)	M$	20.4	21.0	22.1	84.1	51.7
Unit Analysis
Realized gold price per ounce sold	$/oz	1,861	1,898	1,481	1,758	1,406
Cash cost per ounce sold(1)	$/oz	894	917	858	899	855
AISC per ounce sold(1)	$/oz	1,225	1,172	897	1,091	930
Mining cost per tonne mined	$/t	1.57	1.36	1.53	1.42	1.48
Processing cost per tonne processed	$/t	3.36	2.77	2.21	2.81	1.78
G&A cost per tonne processed	$/t	1.19	0.90	0.69	0.85	0.56

1.	Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Outlook

•	2021 reflects a year of significant investment at Mesquite with a focus on mine life extension
•	This will result in higher per ounce costs in the earlier part of the year as compared to H2 2021
•	2021 production estimated at 130,000 to 140,000 oz of gold
•	2021 cash costs of $925 to $975 per oz and AISC of $1,275 to $1,325 per oz
•	AISC includes sustaining capital of $48 million, of which $30 million relates to a stripping program to access the higher-grade oxide Brownie deposit, which will contribute significantly to production beginning in H2 2021
•	Ore stacking activity in H1 2021 will be significantly lower than in H2 2021 due to Brownie stripping
•	Sustaining capital includes $10 million for leach pad expansion and $6 million for equipment
•	Non-sustaining capital of $9 million is allocated entirely to exploration with a focus on resource growth and reserve replacement in the Brownie, Vista East and Rainbow deposits

Aurizona Gold Mine, Maranhão, Brazil
		Three months ended			Year ended
Operating Data	Unit	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019
Ore mined	kt	1,231	955	1,271	3,267	1,845
Waste mined	kt	7,301	7,493	7,239	19,901	12,082
Open pit strip ratio	w:o	5.93	7.85	5.69	6.09	6.55
Tonnes processed	kt	846	832	800	3,227	1,571
Average gold grade processed	g/t	1.59	1.38	1.62	1.41	1.46
Recovery	%	90.6	89.9	90.1	89.8	91.0
Gold produced(1)	oz	37,438	33,248	39,855	130,237	75,282
Gold sold	oz	38,213	33,238	39,014	129,004	70,080
Financial Data
Revenue	M$	71.6	63.5	57.8	229.6	103.5
Cash costs(2)	M$	23.3	22.5	26.2	92.4	50.6
Sustaining capital(2)	M$	10.6	8.7	5.2	24.4	13.7
Reclamation and exploration expenses	M$	0.5	1.0	0.3	2.7	0.7
Total AISC(2)	M$	34.4	32.2	31.8	119.5	65.0
AISC contribution margin(2)	M$	37.2	31.3	26.1	110.1	38.5
Non-sustaining capital(2)	M$	(1.1)	(1.3)	(6.8)	(4.6)	0.6
Mine free cash flow(2)	M$	36.1	30.0	19.3	105.5	39.1
Unit Analysis
Realized gold price per ounce sold	$/oz	1,874	1,909	1,482	1,780	1,477
Cash cost per ounce sold(2)	$/oz	610	675	672	716	722
AISC per ounce sold(2)	$/oz	901	968	814	926	928
Mining cost per tonne mined	$/t	1.78	1.42	1.89	1.87	2.01
Processing cost per tonne processed	$/t	8.18	7.36	8.79	8.44	8.62
G&A cost per tonne processed	$/t	4.14	4.10	5.94	4.10	4.91

1.	Aurizona achieved commercial production on July 1, 2019. For the year ended December 31, 2019, gold produced includes 6,076 oz from the pre-commercial production phase.
2.	Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Outlook

•	2021 production estimated at 120,000 to 130,000 oz of gold
•	2021 cash costs of $720 to $770 per oz and AISC of $1,075 to $1,125 per oz
•	AISC includes $46 million budgeted for sustaining capital, allocated primarily to $27 million in capitalized waste stripping and $15 million for the next planned tailings storage facility ("TSF") raise
•	Non-sustaining capital of $4 million is directed to exploration and completion of the Piaba underground prefeasibility study

Fazenda Gold Mine, Bahia, Brazil
		Three months ended			Year ended
Operating Data	Unit	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Dec 31, 2020(1)
Ore mined - underground	kt	302	318	317	1,014
Tonnes processed	kt	332	340	333	1,087
Average gold grade processed	g/t	1.91	1.51	1.44	1.63
Recovery	%	89.9	91.4	90.3	90.6
Gold produced	oz	18,196	15,118	13,954	51,611
Gold sold	oz	18,237	15,346	14,151	51,056
Financial Data
Revenue	M$	34.0	29.2	24.1	92.4
Cash costs(2)	M$	13.3	11.8	10.9	37.6
Sustaining capital(2)	M$	2.7	0.6	1.3	4.8
Reclamation expenses	M$	0.1	0.1	0.4	0.7
Total AISC(2)	M$	16.1	12.5	12.6	43.1
AISC contribution margin(2)	M$	17.9	16.7	11.5	49.3
Non-sustaining capital(2)	M$	(2.1)	(1.5)	(0.8)	(4.6)
Mine free cash flow(2)	M$	15.8	15.2	10.7	44.7
Unit Analysis
Realized gold price per ounce sold	$/oz	1,859	1,902	1,701	1,807
Cash cost per ounce sold(2)	$/oz	728	767	773	737
AISC per ounce sold(2)	$/oz	881	816	891	844
Mining cost per tonne mined	$/t	20.84	15.33	17.41	17.60
Processing cost per tonne processed	$/t	12.66	10.72	9.94	10.86
G&A cost per tonne processed	$/t	5.59	4.00	4.35	4.57

1.	Fazenda was acquired as part of the Leagold Merger. As such, comparative figures from previous quarters are not presented. Operating and financial results for the three months ended March 31, 2020 ("Q1 2020") are for the period from March 10 to March 31, 2020.
2.	Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Outlook

•	2021 production estimated at 60,000 to 65,000 oz of gold
•	2021 cash costs of $820 to $870 per oz and AISC of $1,075 to $1,125 per oz
•	AISC includes $15 million of sustaining capital allocated primarily to $8 million for underground development and equipment and $4 million in open-pit waste stripping
•	Non-sustaining capital of $2 million relates entirely to exploration

RDM Gold Mine, Minas Gerais, Brazil
	Three months ended				Year ended
Operating Data	Unit	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Dec 31, 2020(1)
Ore mined	kt	680	686	569	1,981
Waste mined	kt	6,310	5,947	5,345	18,218
Open pit strip ratio	w:o	9.28	8.67	9.39	9.19
Tonnes processed	kt	714	662	688	2,218
Average gold grade processed	g/t	0.92	0.97	1.09	0.97
Recovery	%	86.4	86.7	84.0	85.6
Gold produced	oz	18,068	18,008	19,578	59,354
Gold sold	oz	18,263	18,675	19,018	58,723
Financial Data
Revenue	M$	34.1	35.7	32.5	106.6
Cash costs(2)	M$	19.2	16.7	14.1	51.8
Sustaining capital(2)	M$	3.7	1.6	3.2	8.8
Reclamation expenses	M$	0.1	0.2	0.2	0.5
Total AISC(2)	M$	23.0	18.5	17.5	61.1
AISC contribution margin(2)	M$	11.1	17.2	15.0	45.5
Care and maintenance	M$	-	-	-	(0.5)
Non-sustaining capital(2)	M$	-	-	-	(0.6)
Mine free cash flow(2)	M$	11.1	17.2	15.0	44.4
Unit Analysis
Realized gold price per ounce sold	$/oz	1,857	1,901	1,698	1,805
Cash cost per ounce sold(2)	$/oz	1,050	894	740	882
AISC per ounce sold(2)	$/oz	1,261	992	917	1,041
Mining cost per tonne mined	$/t	1.58	1.62	1.68	1.64
Processing cost per tonne processed	$/t	9.03	8.59	7.66	8.52
G&A cost per tonne processed	$/t	2.37	2.08	1.28	1.98

1.	RDM was acquired as part of the Leagold Merger. As such, comparative figures from previous quarters are not presented. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.
2.	Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Outlook

•	2021 production estimated at 55,000 to 60,000 ounces of gold
•	2021 cash costs of $1,000 to $1,050 per oz and AISC of $1,175 to $1,225 per oz
•	AISC includes sustaining capital of $10 million to increase capacity of the TSF
•	Non-sustaining capital of $35 million relates entirely to capitalized stripping for a major expansion pushback of the main open pit, providing improved access to the ore body in future years

Pilar Gold Mine, Goiás, Brazil
		Three months ended			Year ended
Operating Data	Unit	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Dec 31, 2020(1)
Ore mined	kt	216	191	158	597
Tonnes processed	kt	390	375	355	1,205
Average gold grade processed	g/t	0.88	0.90	0.85	0.88
Recovery	%	90.7	91.8	91.0	91.0
Gold produced	oz	9,980	9,940	8,646	30,923
Gold sold	oz	10,071	10,003	8,750	30,656
Financial Data
Revenue	M$	18.8	19.1	15.0	55.8
Cash costs(2)	M$	11.2	10.3	7.9	31.1
Sustaining capital(2)	M$	0.7	0.7	1.3	3.0
Reclamation expenses	M$	0.2	0.2	0.3	0.8
Total AISC(2)	M$	12.1	11.2	9.4	34.9
AISC contribution margin(2)	M$	6.7	7.9	5.6	20.9
Care and maintenance	M$	-	-	(0.6)	(0.7)
Non-sustaining capital(2)	M$	(0.4)	(0.2)	(0.1)	(0.6)
Mine free cash flow(2)	M$	6.3	7.6	4.9	19.5
Unit Analysis
Realized gold price per ounce sold	$/oz	1,855	1,901	1,707	1,810
Cash cost per ounce sold(2)	$/oz	1,109	1,029	901	1,016
AISC per ounce sold(2)	$/oz	1,202	1,121	1,077	1,139
Mining cost per tonne mined	$/t	24.93	29.53	22.70	26.22
Processing cost per tonne processed	$/t	8.51	7.53	7.48	7.90
G&A cost per tonne processed	$/t	4.06	3.43	3.63	3.62

1.	Pilar was acquired as part of the Leagold Merger. As such, comparative figures from previous quarters are not presented. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.
2.	Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Outlook

•	2021 production estimated at 35,000 to 40,000 oz of gold
•	2021 cash costs of $1,200 to $1,300 per oz and AISC of $1,400 to $1,500 per oz
•	AISC includes sustaining capital of $7 million for underground development
•	No non-sustaining capital budgeted for 2021

Castle Mountain Gold Mine, California, USA
Operating Data	Unit	Nov 21 to Dec 31, 2020(1)
Ore mined and stacked to leach pad	kt	1,197
Waste mined	kt	130
Open pit strip ratio	w:o	0.11
Average gold grade stacked to leach pad	g/t	0.33
Gold produced	oz	5,338
Gold sold	oz	3,339
Financial Data
Revenue	M$	6.2
Cash costs	M$	2.9
Total AISC(2)	M$	2.9
AISC contribution margin(2)	M$	3.3
Non-sustaining capital(2)	M$	-
Mine free cash flow(2)	M$	3.3
Unit Analysis
Realized gold price per oz sold	$/oz	1,867
Cash cost per oz sold(2)	$/oz	873
AISC per oz sold(2)	$/oz	873
Mining cost per tonne mined	$/t	2.01
Processing cost per tonne processed	$/t	0.97
G&A cost per tonne processed	$/t	1.50

1.	Castle Mountain commenced commercial production on November 21, 2020. Gold produced includes 1,523 oz poured and sold prior to commencement of commercial production. Expenditures incurred at Castle Mountain prior to achievement of commercial production are included in development projects and classified as non-sustaining.
2.	Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Outlook

•	2021 production estimated at 30,000 to 40,000 ounces of gold
•	2021 cash costs of $725 to $775 per ounce and AISC of $1,100 to $1,150 per ounce
•	AISC includes sustaining capital of $14 million allocated primarily to $9 million for a leach pad expansion that will accommodate the entirety of Phase 1 operations and $3 million for plant optimization
•	Non-sustaining capital of $10 million includes $7 million to complete the feasibility study in Q1 2021 and commence permitting for the Phase 2 expansion, and $2 million to construct an assay lab on site

Los Filos Gold Mine, Guerrero, Mexico
		Three months ended			Year ended
Operating Data	Unit	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Dec 31, 2020(1)
Ore mined - open pit	kt	-	418	36	496
Waste mine - open pit	kt	399	3,896	623	7,065
Open pit strip ratio	w:o	-	9.33	17.43	14.25
Average open pit gold grade	g/t	-	0.36	0.23	0.34
Ore mined - underground	kt	-	115	29	191
Average underground gold grade	g/t	1.83	4.09	3.54	4.00
Ore re-handled for secondary leaching	kt	403	2,477	812	4,547
Gold produced	oz	13,615	17,530	17,691	58,453
Gold sold	oz	13,740	19,757	18,170	59,135
Financial Data
Revenue	M$	26.4	37.2	30.6	105.9
Cash costs(2)	M$	15.1	22.5	14.4	58.7
Sustaining capital(2)	M$	3.2	4.3	3.0	11.2
Reclamation expenses	M$	0.1	0.2	0.1	0.4
Total AISC(2)	M$	18.4	27.0	17.5	70.3
AISC contribution margin(2)	M$	8.0	10.2	13.1	35.6
Care and maintenance	M$	(16.7)	(6.4)	(19.0)	(42.1)
Non-sustaining capital(2)	M$	(3.0)	(7.0)	(2.6)	(16.7)
Mine free cash flow(2)	M$	(11.6)	(3.2)	(8.5)	(23.1)
Unit Analysis
Realized gold price per oz sold	$/oz	1,932	1,878	1,675	1,786
Cash cost per oz sold(2)	$/oz	1,095	1,139	795	992
AISC per oz sold(2)	$/oz	1,337	1,368	962	1,189
Mining cost per tonne mined - open pit	$/t	1.85	1.79	1.79	1.65
Mining cost per tonne mined - underground	$/t	167.38	72.26	67.42	68.36
Processing cost per tonne processed	$/t	n/a	5.06	8.04	5.90
G&A cost per tonne processed	$/t	n/a	1.21	0.99	1.00

1.	Los Filos was acquired as part of the Leagold Merger. As such, comparative figures to previous quarters are not presented. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.
2.	Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Outlook

Representatives from Los Filos continue to meet regularly with community leaders to reach consensus on the remaining items related to benefits provided under the community's social collaboration agreement.

•	2021 production weighted into H2 2021 and estimated at 170,000 to 190,000 oz of gold
•	2021 cash costs of $1,125 to $1,200 per oz sold and AISC of $1,330 to $1,390 per oz sold
•	Cash costs and AISC are expected to be higher at the start of the year and lower in H2 2021 as grade and production increases
•	Production to gradually increase during Q1 2021 as mining activities and leaching ramp up following the December restart
•	Production to also increase quarter-over-quarter as development activities provide access to higher-grade ore from the Guadalupe open pit
•	Additional ore will be sourced from the Bermejal underground deposit upon commencement of development, which is on hold pending finalization of the community social collaboration agreement
•	$133 million of capital investments at Los Filos during 2021 will set the stage for production growth and mine life extension
•	AISC includes $38 million of sustaining capital:
•	$13 million allocated for fleet refurbishment and processing equipment
•	$9 million for development at the Los Filos underground mine
•	$13 million for capitalized stripping of the Los Filos and Guadalupe open pits
•	Non-sustaining capital of $95 million relates to the expansion project (in part deferred from 2020):
•	$25 million for fleet rebuilds and new equipment
•	$9 million for exploration and Los Filos underground development
•	$10 million for pre-stripping of the Guadalupe open pit
•	$48 million for Bermejal underground development, which is on hold pending finalization of the community social collaboration agreement

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited, in thousands of US dollars)

As at December 31	2020	2019

Assets

Current assets
Cash and cash equivalents	$344,926	$67,716
Restricted cash - current	1,206	607
Trade and other receivables	55,555	27,390
Inventory	208,290	46,262
Other current assets	35,730	6,681
	645,707	148,656
Non-current assets
Restricted cash	2,004	14,678
Inventory	130,888	141,578
Investment in associate	22,287	7,162
Mineral properties, plant and equipment	1,851,321	497,944
Exploration and evaluation assets	13,750	13,750
Other assets	13,474	15,582
Total assets	$2,679,431	$839,350

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	$130,535	$67,204
Current portion of loans and borrowings	13,333	61,574
Derivative liabilities - current	63,993	-
Other current liabilities	14,794	3,145
	222,655	131,923
Non-current liabilities
Loans and borrowings	531,908	202,475
Derivative liabilities	90,573	56,146
Reclamation obligations	117,103	29,885
Other long-term liabilities	33,609	5,150
Deferred tax liabilities	235,090	10,712
Total liabilities	1,230,938	436,291

Shareholders' equity
Share capital	1,518,042	505,686
Reserves	38,779	27,959
Deficit	(108,328)	(130,586)
Total equity	1,448,493	403,059
Total liabilities and equity	$2,679,431	$839,350

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Unaudited, in thousands of US dollars, except share and per share amounts)

For the years ended December 31	2020	2019

Revenue	$842,507	$281,697
Operating expenses	(423,101)	(159,198)
Depreciation and depletion	(131,690)	(38,645)
Earnings from mine operations	287,716	83,854

Care and maintenance	(64,995)	-
Exploration	(11,840)	(8,754)
General and administration	(40,392)	(19,976)
Income from operations	170,489	55,124

Finance expense	(39,751)	(17,537)
Finance income	1,819	1,950
Other expense	(91,993)	(52,723)
Net income (loss) before taxes	40,564	(13,186)
Current tax expense	(35,358)	(7,250)
Deferred tax (expense) recovery	17,052	112
Net income (loss) and comprehensive income (loss)	$22,258	$(20,324)

Net income (loss) and comprehensive income (loss) attributable to:
Equinox Gold shareholders	$22,258	$(18,360)
Non-controlling interest	-	(1,964)
	$22,258	$(20,324)

Net income (loss) per share
Basic and diluted	$0.10	$(0.16)

Weighted average shares outstanding
Basic	212,487,729	112,001,484
Diluted	218,411,971	112,001,484

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands of US dollars)

For the years ended December 31	2020	2019

Cash provided by (used in):
Operations
Net income (loss) for the period	$22,258	$(20,324)
Adjustments for:
Depreciation and depletion	151,961	39,129
Change in fair value of warrants	29,862	38,185
Unrealized loss on gold contracts	12,868	-
Tax expense	18,306	7,138
Finance expense	39,751	17,537
Unrealized (gain) loss on foreign exchange contracts	14,147	(1,640)
Share-based compensation	8,140	5,632
Expected credit losses	6,074	668
Finance fees paid	(37,415)	(17,500)
Unrealized foreign exchange (gain) loss	(4,818)	955
Income taxes paid	(32,788)	(4,868)
Other	3,352	11,229
Operating cash flow before non-cash changes in working capital	231,698	76,141

Changes in non-cash working capital:
Accounts receivable and other current assets	(15,194)	(4,200)
Inventory	20,613	(36,492)
Accounts payable and accrued liabilities	(20,544)	24,273
	216,573	59,722
Investing
Proceeds from sale of assets	6,500	784
Acquisition of Leagold Mining	55,252	-
Investment in Solaris Resources	(12,480)	-
Capital expenditures	(172,962)	(97,577)
Other	(5,691)	(14,500)
	(129,381)	(111,293)
Financing
Proceeds from option and warrant exercises	171,530	678
Draw down of loans and borrowings	518,958	189,661
Net proceeds from equity financings	39,938	-
Decrease in restricted cash	11,635	537
Repayment of loans and borrowings	(546,274)	(136,888)
Lease payments	(6,667)	(438)
Other	960	3,446
	190,080	56,996

Effect of foreign exchange on cash and cash equivalents	(62)	1,469
Increase in cash and cash equivalents	277,210	6,894
Cash and cash equivalents, beginning of year	67,716	60,822
Cash and cash equivalents, end of year	$344,926	$67,716

NON-IFRS MEASURES

This document refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards ("IFRS"), i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Costs and AISC

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cast costs on a per oz of gold sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

The Company also reports AISC per oz of gold sold. The methodology for calculating AISC was developed internally as calculated below, and readers should be aware that this measure does not have a standardized meaning. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

Previously, cash cost per oz sold and AISC per oz sold were calculated including purchase price allocation adjustments for the fair values of inventory as the fair values approximated the Company's actual production costs.  Due to the significant increase in gold prices during the year, the fair values attributed to acquired inventory in the Leagold Merger do not approximate actual production costs; as such, cash cost per oz sold and AISC per oz sold have been normalized for the purchase price allocation adjustments to inventory. Comparative periods have also been adjusted to conform with the current methodology and are different from those previously reported.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

$'s in millions, except oz and per oz figures	Three months ended			Year ended
	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019
Gold oz sold	134,895	128,437	80,330	471,786	196,803
Operating expenses excluding
depreciation and depletion	$113.9	119.6	61.0	423.1	159.2
Add: Lease payments	1.7	0.9	-	3.8	-
Less: Non-cash purchase price
adjustments to inventory	(1.1)	(8.0)	0.7	(26.6)	(0.3)
Total cash costs	114.5	112.5	61.7	400.3	158.9
Cash costs per gold oz sold	$848	876	768	849	807
Total cash costs	$114.5	112.5	61.7	400.3	158.9
Add: Sustaining capital expenditures	31.5	23.3	6.0	76.3	20.8
Reclamation expenses	1.1	1.8	1.0	6.3	2.8
Sustaining exploration expensed	0.3	0.6	0.2	1.6	0.4
Total AISC	147.4	138.3	68.8	484.5	182.9
AISC per gold oz sold	$1,093	1,077	856	1,027	929

Sustaining and Non-sustaining Capital

The following table provides a reconciliation of sustaining and non-sustaining capital to the most directly comparable IFRS measure on an aggregate basis.

	Three months ended			Year ended
$'s in millions	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019
Capital additions on mineral properties, plant
and equipment	$49.2	47.7	28.3	177.5	90.0
Less: Non-sustaining capital expenditures(1)	(6.0)	(10.6)	(2.0)	(32.4)	(8.7)
Capital expenditures from development
projects and corporate(1,2)	(9.3)	(12.5)	(20.3)	(50.1)	(71.8)
Other non-cash additions(3)	(2.4)	(1.3)	-	(18.7)	11.3
Sustaining capital expenditures	$31.5	23.3	6.0	76.3	20.8

1.	Non-sustaining capital expenditures and capital expenditures from development projects exclude certain exploration activities expensed at Aurizona and Castle Mountain. For the three months ended December 31, 2020, September 30, 2020 and December 31, 2019, the Company incurred $2.0 million, $2.4 million, and $1.0 million, respectively, in non-sustaining exploration expenditures. For the years ended December 31, 2020 and December 31, 2019, the Company incurred $10.5 million and $1.0 million, respectively, in non-sustaining exploration expenditures.
2.	Capital expenditures from development projects include construction expenditures and pre-production inventory classified as construction-in-progress at Castle Mountain for all periods presented, and at Aurizona for the year ended December 31, 2019. Santa Luz construction expenditures are included in non-sustaining capital expenditures for the year ended December 31, 2020.
3.	Non-cash additions include right-of-use assets associated with leases recognized in the period and increases to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision. For the year ended December 31, 2019, other non-cash additions relate to value added tax credits related to Aurizona construction recorded net of capital additions.

Mine-site Free Cash Flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis.

	Three months ended			Year ended
$'s in millions	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019
Operating cash flow before non-cash changes
in working capital	$86.7	83.2	36.2	231.7	76.1
Add: Operating cash flow used by non-mine
site activity(1)	32.2	38.5	13.2	155.5	44.2
Cash flow from operating mine sites	118.9	121.7	49.4	387.2	120.3

Mineral property, plant and equipment
additions	49.2	47.7	28.3	177.5	90.0
Less: Capital expenditures from development
projects and corporate and other non-cash
additions	(11.7)	(13.8)	(20.3)	(68.8)	(60.5)
Capital expenditure from operating mine sites	37.5	33.9	8.0	108.7	29.5
Total mine site free cash flow	$81.4	87.8	41.4	278.5	90.8

1.	Includes taxes paid which are not factored into mine site free cash flow and finance fees paid which are included in operating cash flow before non-cash changes in working capital on the statement of cash flows.

EBITDA, Adjusted EBITDA and AISC Contribution Margin

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use adjusted EBITDA and all-in sustaining contribution margin to evaluate the Company's performance and ability to generate cash flows and service debt. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

The following tables provides the calculation of AISC contribution margin (revenue less AISC), EBITDA and adjusted EBITDA, as calculated by the Company for the three months ended December 31, 2020, September 30, 2020, and December 31, 2019, and the years ended December 31, 2020 and 2019.

AISC Contribution Margin
	Three months ended			Year ended
$'s in millions	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019
Revenue	$252.6	244.5	119.0	842.5	281.7
Less: AISC	(147.4)	(138.3)	(68.8)	(484.5)	(182.9)
AISC contribution margin	$105.2	106.2	50.2	358.0	98.8

Adjusted EBITDA
	Three months ended			Year ended
$'s in millions	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019
Net income (loss) before tax	$64.8	12.9	(5.7)	40.6	(13.2)
Depreciation and depletion	43.5	36.3	19.7	132.4	39.1
Finance costs	8.6	12.8	5.1	39.7	17.5
Finance income	(0.5)	(0.6)	(0.6)	(1.8)	(1.9)
EBITDA	116.4	61.4	18.5	210.9	41.5
Non-cash share-based compensation	1.4	2.0	2.0	6.7	5.0
Non-cash change in fair value of warrants	(17.4)	8.6	26.7	29.9	38.2
Unrealized loss (gain) on gold contracts	(11.2)	10.2	-	12.9	-
Unrealized loss (gain) on foreign exchange
contracts	(11.1)	2.7	(3.2)	14.1	(1.6)
Unrealized foreign exchange (gains) losses	1.3	(0.8)	(1.7)	(12.1)	(1.4)
Other expenses (income)	(0.0)	5.1	2.3	11.4	14.8
Adjusted EBITDA	$79.4	89.2	44.6	273.8	96.5

Adjusted Net Income and Adjusted EPS

Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company for the three months ended December 31, 2020, September 30, 2020, and December 31, 2019, and the years ended December 31, 2020 and 2019.

	Three months ended			Year ended
in millions unless otherwise noted	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019
Basic weighted average shares outstanding	242.1	241.2	113.4	212.5	112.0
Diluted weighted average shares outstanding	290.9	244.1	142.0	218.4	133.7
Net income (loss) attributable to Equinox Gold
shareholders	$89.4	4.1	(8.5)	22.3	(20.3)
Add: Non-cash share-based compensation	1.4	2.0	2.0	6.8	5.0
Non-cash change in fair value of warrants	(17.4)	8.6	26.8	29.9	38.2
Unrealized loss (gain) on gold contracts	(11.2)	10.2	-	12.9	-
Unrealized loss (gain) on foreign exchange contracts	(11.1)	2.7	(3.2)	14.1	(1.6)
Unrealized foreign exchange (gains) losses	1.3	(0.8)	(1.7)	(12.1)	(1.4)
Other expenses (income)	(0.0)	5.1	2.4	11.4	14.8
Unrealized foreign exchange (gains) losses recorded
in deferred tax expense	(18.5)	(0.3)	2.7	(2.5)	2.8
Adjusted net income	33.9	31.6	20.5	82.7	37.5
Per share - basic ($/share)	$0.14	0.13	0.18	0.39	0.34
Per share - diluted ($/share)	$0.12	0.13	0.14	0.38	0.28

Net Debt

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company's performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	Dec 31, 2020	Sep 30, 2020	Dec 31, 2019
Current portion of loans and borrowings	$13.3	6.7	61.5
Non-current loans and borrowings	531.9	536.4	202.5
Total debt	545.2	543.1	264.0
Less: Cash and cash equivalents (unrestricted)	(344.9)	(310.7)	(67.7)
Net debt	$200.3	232.4	196.3

ABOUT EQUINOX GOLD

Equinox Gold is a Canadian mining company with seven operating gold mines, construction underway at an eighth site, a multi-million-ounce gold reserve base and a clear path to achieve one million ounces of annual gold production from its pipeline of growth projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. On December 16, 2020, Equinox Gold announced its friendly acquisition of Premier Gold Mines, which will bring further diversification and scale with the addition of a producing mine in Mexico and a construction-ready project in Ontario, Canada. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS

Non-IFRS Measures

This news release refers to mine cash costs per ounce sold, all-in sustaining costs ("AISC"), AISC per ounce sold, adjusted EBITDA, adjusted net income, adjusted earnings per share, net debt and sustaining and expansion capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies. Their measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Company believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Refer to the "Non-IFRS measures" section of the Company's Management's Discussion and Analysis for the period ended June 30,2020, for a more detailed discussion of these non-IFRS measures and their calculation.

Technical Information

Doug Reddy, Msc, P.Geo., Equinox Gold's COO, and Scott Heffernan, MSc, P.Geo., Equinox Gold's EVP Exploration, are the Qualified Persons under National Instrument 43-101 for Equinox Gold and have reviewed and approved the technical information in this document.

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to successfully complete the Premier acquisition ("Premier Acquisition") and subsequent acquisition of an additional 10% of Hardrock from Orion Mine Finance Group ("Orion Acquisition") and achieve the benefits contemplated in the Premier Acquisition and Orion Acquisition; the successful completion of the private placement financing ("Private Placement"), including receipt of relevant approvals; the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance; the Company's ability to successfully advance its growth and development projects, including Santa Luz and the Hardrock project and the expansions at Los Filos and RDM; Equinox Gold's production and cost guidance; and the conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words "will", "continue", "forward", "achieve", "expected", "expectations", "potential", "estimate", "growth", and similar expressions and phrases or statements that certain actions, events or results "may", "could", "will be" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: the consummation and timing of the Premier Acquisition, Orion Acquisition and Private Placement; the strengths, characteristics and potential of Equinox Gold following the Premier Acquisition and Orion Acquisition; Equinox Gold's ability to achieve its production, cost and development expectations for its respective operations and projects; tonnage of ore to be mined and processed; ore grades and recoveries; prices for gold remaining as estimated; construction and development at Santa Luz , Los Filos, and Hardrock being completed and performed in accordance with current expectations;; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; exploration programs achieving mine life extension and mineral reserve replacement; capital, decommissioning and reclamation estimates; the Company's Mineral Reserve and Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety law; and the implications of the novel coronavirus (COVID-19) and any related restrictions, regulations and suspensions with respect to the Company's operations. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated February 28, 2020 and its Annual Information Form dated May 13, 2020, both of which relate to the year-ended December 31, 2019, and the Company's MD&A dated November 5, 2020 for the three and nine months ended September 30, 2020, which are all available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2021/03/c8429.html

%CIK: 0001756607

For further information: EQUINOX GOLD CONTACTS: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 20:15e 03-MAR-21